Exhibit 4.11
Execution copy

TERM SHEET

Up to USD 50,000,000 Senior Secured
Term Loan Facility

TORM PLC
19 January 2018

The provision of the Facility is subject to due diligence and (due execution of) documentation and all conditions precedent being met, all to be in form and substance satisfactory to the Lender.

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PART I
 PARTIES TO THE FACILITY
Borrower	TORM PLC

Guarantors	Vessel owning SPC(s) (the "Vessel Owner(s)")

TORM A/S

Obligors	The Borrower and the Guarantors.

Group	The Borrower and its subsidiaries.

Lender	ABN AMRO Bank N.V. ("ABN AMRO")

Facility Agent and Security Agent
Only becomes applicable if ABN AMRO transfers part of the loan to Security Agent another party (throughout this document all references to the Agent, the Facility Agent or the shall be construed as references to the Lenders).

Hedge Providers	ABN AMRO

Majority Lenders	Lenders whose commitments aggregate more than 66 2/3% of the aggregate Facility Amount (only applicable when ABN AMRO transfers part of the loan to another party).

PART II
 THE VESSELS
Collateral Vessels	The 2 LR1 tanker vessels listed and further described in Annex 1.

Fair Market Value
Fair market value ("FMV") of each Collateral Vessel (determined to be the average of appraisals from two Approved Brokers (as defined per Annex 2) as of 30 June and 31 December without physical inspection based on an arm's length charter free transaction between a willing and able buyer and a willing and able seller not under duress); provided that the Agent (acting on the instructions of the Majority Lenders acting reasonably) may by no less than two months notice to the Borrower require that the FMV be determined in respect of one or both Collateral Vessels with physical inspection. Unless an Event of Default has occurred the Agent may not require more than one inspection per Vessel at the cost of the Borrower each year.

If the two valuations on any Collateral Vessel deviate by more than 20% of the higher of the two valuations, an appraisal from a third Approved Broker shall be obtained and the FMV of that Collateral Vessel shall be the average between the three valuations.

If the two valuations on an aggregate basis across all of the Collateral

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Execution copy Vessels deviate by more than 10% of the higher of the two valuations, an appraisal from a third Approved Broker of all of the Collateral Vessels shall be obtained and the FMV of the Collateral Vessels shall be the average between the three valuations.

PART III
 FACILITY
Facility Type	Senior secured term loan facility in relation to two (2) Collateral Vessels to be made available to the Borrowers (the "Facility").

Facility Purpose	To provide post-delivery debt financing for the Collateral Vessels, including payment of the last instalment payable upon delivery

Facility Amount	Maximum aggregate amount of USD 50,000,000, however subject to Initial LTV as set out below (the "Facility Amount"). The facility will be drawn in two (2) tranches (one for each Collateral Vessel).

Initial LTV
At Drawdown, the respective Loan shall not exceed the lesser of: (i) 60% of the FMV (based on valuation not older than 30 days) of the relevant Collateral Vessel being mortgaged in connection with such Loan, and (ii) USD 25,000,000.

Subject to the Borrower having raised a minimum amount of USD 40,000,000 in equity, at the Borrower's discretion, between 1 January 2018 and Drawdown, the respective Loan may exceed 60% of the FMV of the relevant Collateral Vessel being mortgaged in connection with such Loan as long as the Loan shall not exceed the lesser of: (í) 70% of the FMV (based on valuations not older than 30 days) of the relevant Collateral Vessel being mortgaged in connection with such Loan, and (ii) USD 22,200,000.

Loans	Any advance made to the Borrower under the Facility.

Drawdown	One advance per Vessel. Drawdown to take place upon delivery of the respective Collateral Vessel.

Closing Date	The date on which the Facility Agreement is signed, which must be on or before 31 March 2018.

Maturity Date	5 (five) years after the first Drawdown date, but in any event no later than 31 December 2024.

Availability Period	From the Closing Date until 27 July 2020.

Repayment
The Facility shall be repaid in consecutive quarterly instalments with the first instalment being due and payable on the first quarter date after the respective drawdown date such that each Loan in respect of a Collateral Vessel is repaid in full by the time that Collateral Vessel is 16 years of age. In the event that the Initial LTV of a respective Collateral Vessel is higher than 60% of the FMV the amount in excess of the 60% LTV will be fully

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Execution copy repaid in 8 equal quarterly repayments during the first 2 years after Drawdown of the relevant advance.

All outstanding amounts under the Facility shall be repaid in full on the Maturity Date.

PART IV
 PRICING
Interest Rate	The aggregate of:

(i) the Margin; and

(ii) LIBOR and if LIBOR is less than zero, LIBOR shall be deemed to be zero.

Interest will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Interest on any prepayment shall be made on the date the prepayment is due.

Margin	Margin of 2.10% p.a.

Interest Period	1 (max 3 within a calendar year) 3 or 6 months or any other period agreed between the Borrower and the Facility Agent (acting on the instructions of all the Lenders).

Payment of Interest	Interest is payable on the last day of each Interest Period or, if an agreed Interest Period is longer than 3 months, every 3 months. All interest is due and payable in cash.

Commitment Fee
Computed at a rate per annum equal to 35% of Margin for any unutilised and uncancelled amount of the Facility Amount with effect from the Closing Date and ending on the last day of the Availability Period. Accrued commitment fee is payable quarterly in arrears during the Availability Period and on the last day of the Availability Period.

Arrangement Fee	115 bps flat on Facility Amount payable per Closing Date of the Facility Agreement.

PART V

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OTHER TERMS
Finance Documents
The Facility will be made available under a facility agreement (the "Facility Agreement") and related documents (together with the Facility Agreement, the "Finance Documents"), all in form and substance satisfactory to the Lender.

Security	The Facility to be secured on a first priority cross-collateralised basis in favour of the Security Agent or in favour of all the Finance Parties if necessary or advisable under any applicable law by:

	(i)	Joint and several guarantees from each of the Guarantors (no limitations to apply except if required, or market practice, in the relevant jurisdiction);

	(ii)	First priority cross-collateralized mortgages over the Collateral Vessels, and associated deeds of covenants if applicable;

	(iii)	First priority assignment of insurances relating to the Collateral Vessels;

	(iv)	First priority general assignment of earnings relating to the Collateral Vessels to be notified to all charterers upon an Event of Default;

	(v)	First priority pledge over the shares in the Vessel Owner(s);

(vi)
First priority assignment of (i) any intragroup bareboat charters between any members of the Group in relation to the Collateral Vessels and (ii) any time charter contract on the Collateral Vessels with a tenor exceeding 13 months, which assignment shall be immediately notified to the charterer (unless the Borrower is able to demonstrate, to the reasonable satisfaction of the Facility Agent (acting on the instructions of all Lenders), sound commercial reasons to refrain from giving notice). If charterers are notified of the assignment, the Obligors will use reasonable endeavours to obtain acknowledgements of such notices from the charterers, but the Lenders accept that it may not be possible to obtain such acknowledgements;

(vii)
First priority assignment of any loans granted by any member of the Group to the Vessel Owner(s); provided, that the Vessel Owner(s) shall be entitled to repay, prepay, cancel and otherwise deal with such loans until an Event of Default has occurred; and

	(viii)	First priority assignment of any hedging transactions entered into with any of the Hedge Providers for the purpose of hedging the

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Execution copy interest payments under the Facility, provided that the Obligors will have free access to the cashflow from such hedging transactions and be free to deal with such hedging transaction, including to terminate such hedging transactions as long as no Default has occurred (this will only be applicable after the USD 130,000,000 facility (closed on 6 January 2017) has been fully repaid);

	(ix)	Together, the "Security Documents".

The Security Documents shall also secure and guarantee, on a pari passu basis, the Obligors' obligations under the Hedging Agreements (Hedging Agreement to include a break clause for the event that the Facility will be partially/not drawn). For the avoidance of doubt, Hedging Agreements will benefit from bilateral credit support provided under an ISDA credit support annex ("CSA") (ISDA including CSA to be agreed before the Closing Date).

Voluntary Prepayment
Loans may be prepaid in whole or in part on 5 business days' prior notice(but, if in part, by a minimum of USD 1,000,000 and in multiples of USD 500,000). Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs, without premium or penalty. Voluntary prepayments to be applied pro rata and against amortisation instalments in respect of the relevant.

Mandatory Prepayment	(a)	Illegality;

	(b)	Change of Control:

"Change of Control" shall be defined as an event or a series of events whereby either:

		(A)	any person or group of persons acting in concert gains direct or indirect control of the Borrower where:

(i)
"control" of the Borrower means (A) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to (1) cast, or control the casting of, more than 50 per cent (50%) of the maximum number of votes that might be cast at a general meeting of the Borrower or (2) appoint or remove the chairman of the board of directors or the majority of the directors or other equivalent officers of the Borrower, or (3) give directions with respect to the operating and financial policies of the Borrower with which the directors or other equivalent officers of the Borrower, as the case may be, are obliged to comply and/or (B) the holding beneficially of more than 50 per cent. (50%) of the issued share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); and

		(ii)	"acting in concert" means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively

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co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower provided that for the avoidance of doubt no action by the Lenders (in any capacity) shall result in those Lenders being deemed to be acting in concert for this purpose

or

		(B)	Oaktree Capital Management, L.P. and any fund or funds solely managed by Oaktree Capital Management, L.P. directly or indirectly either:

		(i)	ceases to be able through its appointees to the Borrower's Board of Directors (including the chairman (who shall have the casting vote)) to control the Board of Directors of the Borrower; or

		(ii)	ceases to own or control at least 33.34% of the aggregate votes outstanding in respect of the shares issued by Borrower.

(c)
Sale or Total Loss of Collateral Vessels, in respect of which the amount prepaid shall be the amount necessary to ensure that the level of the Collateral Maintenance Test (as defined below) immediately prior to such event is the same as after the occurrence of such event provided that the Collateral Maintenance Test must always be satisfied. If a Default or an Event of Default has occurred all sales proceeds and insurance proceeds shall be applied towards prepayment of the Facility; and

Application of Mandatory Prepayments	Mandatory prepayment proceeds will be applied to repay the total amount outstanding under the Facility or, if repaid in part, applied pro rata against repayment instalments.

Breakage Cost	Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs and shall be for account of the Borrowers.

Representations and warranties
Representations and warranties usual for a transaction of this type (subject to such qualifications as may be agreed) (to be given by each Obligor (including in respect of any other member of the Group as may be relevant)) and subject to usual grace periods and materiality thresholds.

Representations and warranties shall be given/repeated (as the case may be) on the date of the Facility Agreement, each utilisation request, each utilisation date and shall also be repeated on each interest payment date and on the date of each compliance certificate. Repeating representations to be agreed.

Sale and purchase of vessels
No restrictions on sale of Collateral Vessels, other than no default, subject to the application of the mandatory prepayment provisions referred to in the section entitled "Mandatory Prepayment" above in the event of the sale

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of a Collateral Vessel.

No restrictions on purchase and disposal of other vessels of the Group, including new-build programmes.

Dividends	The Borrower may after the expiry of each half of its financial years distribute up to 75% of its net income for that half year period, as dividends.

Net income will be determined based on the Borrower's financial statements as at 30 June or its annual audited financial statements, as the case may be. Any amount available for distribution based on net income for a financial year and that is not distributed shall not be carried forward.

No dividends may be distributed at any time at which:

	-	a default or Event of Default (i) has occurred and is continuing or (ii) would occur as a result of the dividend distribution; or

	-	giving effect to such dividend distribution will result in a breach of a Financial Covenant.

The above dividend restrictions shall cease to apply at any time:

	-	the Group LTV is 50% or below (both before and after any dividend distribution); or

	-	the Borrower is listed in the US.

The term "dividends" as used above shall include all distributions in respect of share capital, management, advisory or other fees paid to the Borrower's shareholders, redemption or other repurchase of its shares by the Borrower and payments or repayments under any debt owed by a member of the Group to a shareholder of the Borrower or a member of the Group that is not an Obligor.

"Group LTV" means the ratio of (y) the Group's Borrowings less Cash and Cash Equivalents to (z) the fair market value of the Group's vessels (determined in the same manner as for the purposes of the Collateral Maintenance Test).

Collateral Maintenance	The aggregate FMV of the Collateral Vessels shall at all times be at least 130% of the aggregate principal amount of the Facility (the "Collateral Maintenance Test").

If there is a breach of the Collateral Maintenance Test, the Borrower shall within 14 days of the occurrence of such breach, either (i) post additional collateral satisfactory to the Majority Lenders in favour of the Security

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Execution copy Agent (it being understood that cash in US dollars placed in a blocked account that is subject to a perfected security interest shall be satisfactory to the Majority Lenders), pursuant to security documentation in form and substance satisfactory to the Security Agent, in an aggregate amount sufficient to cure such non-compliance such test to be made upon delivery of a semi-annual compliance certificate or (ii) prepay the amount necessary of the outstanding balance of the Facility to cure such breach. The Borrower shall have the right, in connection with each semi-annual determination of FMV only, to have such additional security which is provided in cash released (in lump sums of USD 1 million or, if below, the full amount of the additional security) up to the amount that is not required to satisfy the Collateral Maintenance Test at that semi-annual testing date.

Restrictions on chartering-in and FFAs
The exposure of the Group for chartering-in vessels for a remaining term that exceeds 6 months (when aggregated with the exposure under "naked" forward freight agreements ("FFAs") as set forth below) shall not exceed an amount equal to a charter-in day rate of USD 25,000 payable on 50 % of all vessels owned by the Group for a period of 24 months (the "Maximum Exposure")

The Group shall be permitted to:

(i)
enter into FFAs for the purpose of providing hedge cover against the forward positions in which the Group has a commitment in relation to the freight market risk existing because of trading of specified time charters and voyages in respect of physical vessels and cargos which the Group either owns or has chartered; and CO enter into "naked" FFAs with an aggregate exposure not in excess of (when aggregated with the chartering-in exposure set forth above) an amount equal to the Maximum Exposure, in each case in the ordinary course of its trading on arms' length terms and using market standard documents.

Financial covenants	The following financial covenants shall apply at all times to the Group on a consolidated basis and shall be measured semi-annually:

(i) Equity Ratio: The Equity Ratio shall be not less than 25%.

(ii)
Minimum Liquidity: Minimum Liquidity (consisting of (a) the available undrawn commitment (with an unexpired maturity exceeding 12 months) under the revolving credit facility granted pursuant to the USD 75,000,000 Working Capital Facility Agreement dated 13 July 2015 between among others TORM A/S as borrower and Danske as Agent as amended, restated, replaced and/or refinanced from time to time, (b) Cash, and (c) Cash Equivalents) of the Group shall at all times be equal to or greater than the greater of (A) seventy five million Dollars (USD75,000,000) and (B) five per cent. (5%) of the Group's Total Debt;

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provided that at all times, a part of the Minimum Liquidity equal to forty million Dollars (USD40,000,000) shall consist of Cash and Cash Equivalents.

(iii)
Most favoured lenders. In the event that the Borrower agrees to additional financial covenants, or similar financial covenants at a stricter level with other banks, lenders and/or financiers (excluding minimum value clauses and dividend restrictions), the Borrower shall notify the Lenders and if so required by the Majority Lenders such covenants also be included in the Facility Agreement by an amendment thereto.

Insurances:	In line with the USD 130,000,000 Facility Agreement signed on 6 January 2017.

Collateral Vessel Covenants	Vessel covenants usual for transactions of this nature (subject to qualifications and exceptions as may be agreed) including but not limited to:

(a)
The Collateral Vessels shall be employed in TORM A/S' tanker pool, with bareboat charter agreements in place between the Vessel Owner(s), TORM PLC and/or TORM A/S. No Collateral Vessel shall be employed in any other vessel pool unless (i) that vessel pool is managed by a reputable and experienced vessel pool manager, and (ii) at least 14 days prior written notice of such employment is given to the Agent. The commercial manager of the Collateral Vessels can only be changed with the consent of the Majority Lenders, which consent shall not be unreasonably withheld. The names of the Collateral Vessels may not be changed without the prior written consent of the Agent (acting on the instructions of the Majority Lenders);

	(b)	No lay up of any Collateral Vessel without the prior written approval of the Majority Lenders;

	(c)	The Collateral Vessels shall be registered and fly a flag in an Approved Jurisdiction (as defined per Annex 2) and no change of registry or flag unless to an Approved Jurisdiction;

(d)
The Collateral Vessels shall be classed with an Approved Classification Society (as defined per Annex 2) and with no overdue recommendations. No change of class without consent of the Majority Lenders (inspections of records limited to once per year unless an Event of Default has occurred and is continuing) and subject to non-interference);

(e)
Technical and commercial managers and the relevant management agreements shall at all times be acceptable to the Majority Lenders, acting reasonably. The Obligors and the Approved Technical Managers (as defined per Annex 2) are preapproved;

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(f)
Technical and commercial managers to provide an undertaking in form and substance satisfactory to the Majority Lenders whereby they inter alia subordinate their claims against the Obligors and the Collateral Vessels (The Obligors shall only be required to use reasonable commercial efforts to obtain subordination from third party managers);

(g)
Compliance with any code or prescribed procedures required to be observed by a Collateral Vessel or the persons responsible for its operation under any applicable law (including, but not limited to, those currently known as the ISM Code and the ISPS Code);

	(h)	The Collateral Vessels shall operate in compliance with all applicable sanctions regimes (the relevant provisions to be as per Annex 3); and

	(i)	No repairer liens in excess of USD 6 million in respect of a Collateral Vessel without the Security Agent's prior written consent.

Information Undertakings	Information undertakings usual for transactions of this nature, including but not limited to the following to be provided to the Lenders:

(a)
Consolidated audited annual financial statements as soon as available and no later than 120 days after the close of each fiscal year in respect of the Borrower, unconsolidated audited financial statements of TORM A/S and, upon request, unconsolidated audited financial statements of the Vessel Owner(s);

(b)
Consolidated un-audited quarterly financial statements (including P/L, balance sheet and cash flow statements, as well as, for each quarterly financial statements for the periods ending on 30 June and 31 December, cause/effect analysis of deviations to the budget) as soon as available, but no later than 47 days after the close of the respective financial quarter in respect of the Borrower;

(c)
Detailed consolidated forecast for the coming 12 months period showing the P/L, balance sheet and cash flow statements, as well as written assumptions, of the Borrower, not later than each 1st December. If the forecast is updated or amended in any material respect, the Borrower shall provide such updated forecast together with the next compliance certificate;

(d)
Such other information as the Lenders reasonably require relating to vessels chartered-in by the Group, including details of how any charter commitments in respect of vessels chartered-in by members of the Group are classified as a "liability" in the relevant compliance certificate;

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	(e)	Customary semi-annual compliance certificates (including supporting schedules);

(f)
Semi-annual vessel valuations from two Approved Brokers (as defined per Annex 2) as of 30 June and 31 December to be delivered together with each semi-annual compliance certificate; provided that the Majority Lenders shall be entitled (upon 30 days' prior notice to the Borrower) to require additional vessel valuations from time to time if they reasonably suspect a financial covenant or Collateral Maintenance Test breach or breach of the restrictions on chartering-in and FFAs or for each Loan (the additional vessel valuations shall prevail). The costs of all vessel valuations (whether obtained by a member of the Group or by the Agent) will be for the account of the Borrower;

	(g)	Customary KYC provisions, including in case of any Change in UBO after the signing date and any Applicable KYC Procedures;

"Applicable KYC Procedures" means any applicable 'know your customer' checks or similar identification procedures, or equivalent internal policies of a Lender, or any equivalent procedures required by applicable law or regulations (including the Money laundering and anti-terrorism Act (Wet ter voorkoming van witwassen en financieren terrorisme).

"Change in UBO" means any event by which a private individual (natuurlijk persoon) (i) acquires the legal and/or beneficial ownership (directly or indirectly) of 25% per cent. or more of the issued share capital of an Obligor or (ii) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to (directly or indirectly) cast, or control the casting of; 25 per cent. or more of the votes that might be cast at a general meeting of the Obligor or (iii) is otherwise able to exercise effective control over the Obligor;

(h)
Notice of default/Event of Default, material litigation, material environmental matters, major casualty events and total loss and details of any claim, action, suit, proceeding or investigation in connection with sanctions against any Obligor or member of the Obligor's Group, any of their respective directors, employees, or any joint venture controlled by an Obligor, as well as any information on what steps are being taken with regards to answering or opposing such; and

	(i)	Such other information as the Lenders acting through the Facility Agent and Security Agent shall reasonably require.

Other Undertakings
Other undertakings usual for transactions of this nature (subject to qualifications and exceptions as may be agreed), including but not limited to with regard to the Obligors and any other member of the Group as may be relevant, to include, but not be limited to, the following:

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(a)
Legal structure: Except as approved by the Majority Lenders, no Obligor will enter into any amalgamation, demerger, merger, consolidation, re-domiciliation, legal migration or corporate reconstruction;

(b)
Change of Business: No change of business of any Obligor. The Vessel Owner(s) shall not conduct any business other than the ownership and operation of the Collateral Vessels and any business incidental thereto;

(c)	Joint ventures: No joint ventures to be entered into by the Vessel Owner(s);

(d)
Financial Indebtedness: No restrictions on the ability of the Obligors (other than the Vessel Owner(s)) to incur additional debt (subject, however, to pro forma compliance with financial covenants, compliance with Collateral Maintenance Test and the restrictions on chartering-in and FFAs and no Event of Default, in each case at the time of incurrence); No Financial Indebtedness to be incurred by the Vessel Owner(s) and no guarantees to be given by the Vessel Owner(s) (other than the guarantee of the Facility);

(e)	No use of the proceeds from the Facility for any purpose other than as set out herein or in violation of any applicable sanctions (the provisions regarding sanctions to be as per Annex 3);

(f)
No security interest: The Obligors will not assume or permit to exist any security interest over any Collateral Vessel or other assets securing the Facility, except for the security for the Facility and ordinary maritime liens;

(g)
Hedging: The Group shall not enter into any speculative hedging transactions (which would include hedging transactions which are: (a) not entered into to hedge a real risk or exposure which the Group has, or (b) which are entered into by the Group for the main purpose of financial gain or loss); provided that the Group shall be permitted to enter into FFAs as set out in "Restrictions on chartering-in and FFAs";

(h)
Inspection: The Lenders have the right to inspect, or appoint a third party to inspect, any of the Collateral Vessels at any time with the costs of each inspection to be borne by the Borrower. Such inspections will be limited to one inspection per Collateral Vessel during each calendar year (including any inspection made for the purpose of determining the FMV), unless an Event of Default has occurred and is continuing;

(i)	Maintenance of authorisations;

(j)	Maintenance of listing of the Borrower;

(k)	Environmental compliance;

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(l)	Preservation of assets, insurances and existence;

(m)	No change of end of fiscal years or accounting methods;

(n)	Compliance with laws (including applicable sanctions (the provisions regarding sanctions to be as per Annex 3 and including any rules and regulations on scrapping and dismantling of vessels);

(o)
No Collateral Vessel may be scrapped or dismantled by any Obligor or any other member of the Group unless the green passports or equivalent documentation for hazardous materials on board the Collateral Vessel has been established for such Collateral Vessel;

(p)	Payment of taxes;

(q)	Limitations on change of type of organization and jurisdiction of organization;

(r)	Subordination of any intercompany loans subject to the parties thereto being able to make all payments under, cancel and otherwise deal with such loans until an Event of Default has occurred;

(s)	Charter parties:

(i)
The Borrower and/or TORM A/S shall promptly notify the Facility Agent of any Charter made for a period which is longer than thirteen (13) months (including any optional or automatic extension periods) and shall deliver to the Facility Agent, upon the Facility Agent's reasonable request, a summary of all Charters to which the Collateral Vessels are subject, including the identity of the charterers;

(ii)
The Borrower and/or the relevant Vessel Owner(s) shall give notice of the assignments contained in the assignment of time charter contracts for each Collateral Vessel to the charterer under any Charter for such Collateral Vessel longer than thirteen (13) months (including any optional or automatic extension periods) immediately upon entry into the General Assignment (or, if later, the date of entry into such Charter) and shall ensure that the Facility Agent and the Security Agent receives a copy of that notice, however, no notice shall be required if the Borrower may demonstrate sound commercial reasons for not providing such notice;

(iii)
No bareboat charterparties or bareboat registrations in respect of any of the Collateral Vessels (other than as between the Borrower, the Vessel Owner(s) and/or TORM A/S) without the consent of the Facility Agent.

(t)	Related party transactions: Any agreements and transactions between

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members of the Group and related parties to be on arm's length terms and conditions; and

	(u)	Other Group companies: Negative pledge and restrictions on indebtedness in respect of the Vessel Owner(s) subject to reasonable exceptions to be agreed.

Events of Default	Events of default including but not limited to (and to include such events related to any member of the Group as may be relevant):

	(a)	Payment default;

	(b)	Breach of financial covenants (as mentioned in this term sheet) and the insurance covenants;

	(c)	Breach of Collateral Maintenance Test provided that the breach has not been remedied in accordance with the relevant provisions of the Facility Agreement;

	(d)	Breach of any sanctions related representations, warranties, covenants or undertakings;

(e)
Breach of any other covenants or any other obligations, subject to a 10 business day grace period, unless in the Facility Agent's reasonable opinion it will not be possible to remedy the relevant breach within such period;

	(f)	Cross default to other financial indebtedness (subject to USD 10m threshold);

	(g)	Bankruptcy, insolvency, creditors' process (subject to USD 10m threshold for Obligors other than the Vessel Owner(s) and USD lm threshold for the Vessel Owner(s)) etc.;

	(h)	Arrest and detention of a Collateral Vessel;

	(i)	Misrepresentation, subject to 15 business day grace period if capable of remedy;

	(j)	Breach of material contracts;

	(k)	Unlawfulness and invalidity;

	(l)	Cessation of business and revocation of authorisations;

	(m)	Change of ownership of Obligors (other than the Borrower);

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	(n)	Qualified opinion or adverse opinion (as contemplated by international auditing standards as at the date of the Facility Agreement) in respect of audited financial statements of the Borrower;

	(o)	Expropriation;

	(p)	Repudiation and rescission;

	(q)	Material adverse change;

	(r)	Litigation; and

	(s)	Loss of registration of a Collateral Vessel.

Appropriate remedy periods, qualifications, materiality and thresholds to be agreed.

Miscellaneous provisions	A facility agreement reflecting the terms and conditions of the Facility (the "Facility Agreement") to be prepared.

Documentation generally to be based on the existing TORM loan documentation with the necessary adjustments to reflect the terms expressly specified in this term sheet, size and complexity and, to the extent required, the current recommended form of the LMA multicurrency syndicated facility agreement. Such documentation shall include, without limitation, indemnification for increased costs (including Basel III and IV, CRD IV and CRR), tax gross-up, market disruption provisions, FATCA, sanctions provisions, protective provisions for such matters as defaulting banks, capital adequacy, reserves, funding losses, illegality and withholding taxes, and other relevant provisions such as bail-in clauses etc.

Conditions Precedent
Such conditions precedent as are customary for a transaction of this kind to be further set out in the Facility Agreement, and which shall be in form and substance acceptable to the Lender, as the case may be. The conditions precedent shall be completed and delivered at the times to be agreed.

Law and jurisdiction	English law and jurisdiction except with respect to security documents.

Annex 1: Collateral Vessels

	Type	Vessel Name	Vessel Owner	Deadweight	Built	Yard	Vessel in mill. USD	Value in mill. USD	Value [date]
							Clarksons	Fearnleys	Average
I	LRI
2	LRI

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Annex 2

Approved Brokers
Clarksons Platou, Maersk Broker, Braemar ACM, Arrow Shipbrokers, Fearnleys, SSY Valuation Services Limited, Inge Stensland, BRS and Lorentzen & Stemoco (or, in each case, any of their Affiliates) and such other reputable international and independent consultancy or ship broker firm approved in advance by the Facility Agent (acting reasonably).

Approved Classification Society	Lloyds Register, DNV GL or American Bureau of Shipping or such other clarification society approved by the Facility Agent (acting reasonably)

Approved Technical Managers	[•][1]

Approved Jurisdiction
Singapore, Denmark, Norway, United Kingdom, Isle of Man, Bahamas, Bermuda, Panama, Malta, Marshall Islands, Cyprus, Hong Kong and Liberia or such other jurisdiction approved by the Facility Agent (acting on instruction of all Lenders).

1            To be agreed in connection with documentation.

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Annex 3
Sanctions provisions
Definitions
"Restricted Party" means a person:
a)	that is listed on any Sanctions List (whether designated by name or by reason of being included in a class of person) or otherwise is a target of Sanctions Laws;
b)
that is domiciled, registered as located or having its main place of business in, or is incorporated under the laws of any country or territory that is the target of comprehensive, country- or territory-wide Sanctions Laws;

c)	that is directly or indirectly owned or controlled by a person referred to in a) and/or b) above; or
d)	with which any national of a Sanctions Authority is prohibited from dealing or otherwise engaging in a transaction with by any Sanctions Laws.
"Sanctions Authority" means (a) the United Nations, the European Union, the member states of the European Union, the United Kingdom, Singapore, the US or any country to which any Obligor, or any other member of the Group or any Relevant Affiliate or any of them is bound or (b) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury ("OFAC"), the United States Department of State and Her Majesty's Treasury ("HMT").
"Sanctions Laws" means the trade, economic or financial sanctions laws and/or regulations, trade embargoes, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adopted, imposed, administered, enacted and/or enforced by any Sanctions Authority.
"Sanctions List" means the Specially Designated Nationals and Blocked Persons list maintained by OFAC, the Consolidated List of Financial Sanctions Targets maintained by HMT, or any similar list of persons or entities maintained by or published in connection with Sanctions Laws, by or on behalf of any Sanctions Authority, each as amended, supplemented or substituted from time to time.
Illegality
Mandatory prepayment shall be required in case of illegality, including under applicable Sanctions Laws.
Obligors' indemnity of Finance Parties
The obligation to indemnify shall include losses and reasonable costs incurred a Finance Party as a result of the conduct of an Obligor or any of their partners (where such Obligor is a partnership) directors, officers, employees, agents or advisors that violates any Sanctions Laws, and shall cover any cost, loss or liability incurred by each Finance Party in any jurisdiction arising or asserted under or in connection with any Sanctions Laws as a result of the aforementioned.
Representation
a)	Each Obligor and their respective directors, officers, joint ventures and employees and, to the best of each Obligor's knowledge, their respective agents and representatives (each acting in

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b)
No Obligor nor any other member of the Group or any Relevant Affiliate of any of them or their respective directors, officers, joint ventures or employees and, to the best of each Obligor's knowledge, their respective agents and representatives (each acting in the capacity as agent or, as the case may be, representative for an Obligor):

i)	is a Restricted Party, or is involved in any transaction through which it is likely to become a Restricted Party or acts directly or indirectly on behalf of a Restricted Party; or
ii)	is subject to or involved in any inquiry, claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any Sanctions Authority.
Such representation to be made on the Closing Date and on the date of each loan and to be a repeating representation with no remedy period applicable in case of misrepresentation.
Information obligation
The Borrower shall supply to the Agent:
a)
promptly upon becoming aware of them, the details of any inquiry, claim, action, suit, proceeding or investigation pursuant to Sanctions Laws by any Sanctions Authority against it, any members of the Group, any of their joint ventures or any of their respective directors, officers, employees, or, in their capacity as agents or representatives of such member of the Group, their agents or representatives, including information on what steps are being taken with regards to answer or oppose such; and

b)
promptly upon becoming aware that it, any Obligor or any of their respective directors, officers, employees, agents or representatives is a Restricted Party, written notification thereof including identification of the Obligor or other relevant person that has become a Restricted Party and the circumstances relating thereto.

Sanctions Undertakings
(a)            Use of Proceeds
The proceeds of the Loan will be used exclusively for the permitted purposes specified. No proceeds of the Loan shall be (a) made available, directly or indirectly, to or for the benefit of a Restricted Party, (b) applied in a manner or for a purpose prohibited by Sanctions Laws or (c) applied in any other manner that could result in any Obligor or a Finance Party being in breach of any Sanctions Laws or becoming a Restricted Party.
(b)            Compliance with Laws
To include that each Obligor shall comply with all applicable Sanctions Laws and shall not employ the Collateral Vessel(s) owned by such Obligor, nor allow their employment, operation or management in any manner contrary to any applicable Sanctions Laws.
(c)            Sanctions
c)	Each Obligor shall ensure that none of them, nor any of their respective directors, officers or employees is or will become a Restricted Party.
d)
Each Obligor shall, and shall procure that each other member of the Group and each Relevant Affiliate of any of them shall, not use any revenue or benefit derived from any activity or dealing with a Restricted Party in discharging any obligation due or owing to the Finance

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e)
Each Obligor shall procure that no proceeds from any activity or dealing with a Restricted Party are credited to any bank account held with any Finance Party in its name or in the name of any other member of the Group or any Relevant Affiliate of any of them, to the extent such provision of proceeds would be prohibited by Sanctions Laws or would otherwise cause any Finance Party to be in breach of Sanctions Laws.

f)
Each Obligor shall, and shall procure that each other member of the Group shall, to the extent permitted by law promptly upon becoming aware of them supply to the Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions Laws by any Sanctions Authority.

g)	No Obligor shall permit or authorise and each Obligor shall prevent any Collateral Vessel being used directly or indirectly:
i)	by or for the benefit of any Restricted Party in violation of Sanctions Laws or in any manner which would otherwise cause any Finance Party to be in breach of Sanctions Laws; and/or
ii)
in any trade which is reasonably likely to expose the Collateral Vessel, any Finance Party, any manager, crew or insurers to enforcement proceedings or any other consequences whatsoever arising from Sanctions Laws.

(d)            Compliance with sanctions regimes
The Obligors, the Collateral Vessels and every person who owns, operates or manages the Collateral Vessels shall comply with all applicable sanctions regimes (including, among others, the European Union, Singapore, the United States, the United Kingdom and the United Nations).
Events of default
No remedy period to be applicable to breach of undertakings in respect of Sanctions Undertakings.

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SIGNATURES TO TERM SHEET FOR TORM PLC USD 50,000,000 FACILITY

For and on behalf of TORM PLC

/s/ Jacob Meldgaard		/s/ Christian Søgaard-Christensen
Print name:	Jacob Meldgaard	Print name:	Christian Søgaard-Christensen
Capacity:	Executive Director	Capacity:	CFO

For and on behalf of ABN AMRO BANK N.V.

/s/ Jacco Keizer		/s/ Mick Borms
Print name:	Jacco Keizer	Print name:	Mick Borms
Capacity:	Mgr. Director	Capacity:	Executive Director